                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              THE MEDICINES COMPANY
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   584688-10-5
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                               Page 1 of 6 Pages.



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-------------------------                                -----------------------

  CUSIP No. 584688-10-5          Schedule 13G/A             Page 2 of 6 Pages

-------------------------                                -----------------------

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Quintiles Transnational Corp.
         56-1714315
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [ ]
         (b)      [ ]

         Joint Filing
--------------------------------------------------------------------------------
 3)      SEC USE ONLY

--------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  North Carolina
 -------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

  NUMBER OF                                                                  -0-
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              6)       SHARED VOTING POWER
  OWNED BY
    EACH                                                            2,178,630(1)
  REPORTING                -----------------------------------------------------
    PERSON                 7)       SOLE DISPOSITIVE POWER
     WITH
                                                                             -0-
                           -----------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER

                                                                    2,178,630(1)
--------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    2,178,630(1)
--------------------------------------------------------------------------------
 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                        6.25%(2)
--------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------

--------
1) Includes (i) 1,896,245 shares of common stock of The Medicines Company (the Issuer), par value $0.001 per share (Common Stock), held by PharmaBio Development Inc. (PharmaBio), a wholly-owned subsidiary of Quintiles Transnational Corp. (Quintiles), which are reported by PharmaBio on the following page, and (ii) warrants, held by Quintiles, to purchase 282,385 shares of Common Stock, which are exercisable within 60 days.

2) Calculated based on 34,571,656 shares of outstanding Common Stock of the Issuer on October 31, 2001, as reported in the Issuer's Form 10-Q filing with the Securities and Exchange Commission on November 14, 2001 and on an as-exercised basis with respect to the 282,385 shares represented by the warrants held by Quintiles.

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-------------------------                                -----------------------

  CUSIP No. 584688-10-5          Schedule 13G/A             Page 3 of 6 Pages

-------------------------                                -----------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         PharmaBio Development Inc.
         56-2019326
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [ ]
         (b)      [ ]

         Joint Filing
--------------------------------------------------------------------------------
 3)      SEC USE ONLY

--------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  North Carolina
--------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

  NUMBER OF                                                                  -0-
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              6)       SHARED VOTING POWER
  OWNED BY
     EACH                                                           2,178,630(3)
  REPORTING                -----------------------------------------------------
    PERSON                 7)       SOLE DISPOSITIVE POWER
     WITH
                                                                             -0-
                           -----------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                                    2,178,630(3)
--------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    2,178,630(3)
--------------------------------------------------------------------------------
 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        6.25%(4)
--------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------

--------
3) Includes (i) 1,896,245 shares of Common Stock of the Issuer held by PharmaBio and (ii) warrants, held by Quintiles, to purchase 282,385 shares of Common Stock, which are exercisable within 60 days.

4) Calculated based on 34,571,656 shares of outstanding Common Stock of the Issuer on October 31, 2001, as reported in the Issuer's Form 10-Q filing with the Securities and Exchange Commission on November 14, 2001 and on an as-exercised basis with respect to the 282,385 shares represented by the warrants held by Quintiles.

-------------------------                                -----------------------

  CUSIP No. 584688-10-5          Schedule 13G/A             Page 4 of 6 Pages

-------------------------                                -----------------------

Item 1.

         (a)  Name of Issuer
              --------------

         The Medicines Company (the "Issuer")

         (b)  Address of Issuer's Principal Executive Offices
              -----------------------------------------------

         One Cambridge Center, Cambridge, Massachusetts 02142

Item 2.

         (a)  Name of Person Filing
              ---------------------

         This statement is filed jointly on behalf of Quintiles and PharmaBio, a wholly-owned subsidiary of Quintiles, pursuant to rule 13d-1(k)(1).

         (b)  Address of Principal Business Office or, if none, Residence
              -----------------------------------------------------------

         Quintiles' principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio's principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

         (c)  Citizenship:
              -----------

         Quintiles is a North Carolina corporation. PharmaBio is also a North Carolina corporation.

         (d)  Title of Class of Securities
              ----------------------------

         Common stock, par value $0.001 per share ("Common Stock")

         (e)  CUSIP Number
              ------------

         584688-10-5

Item 3

         Not applicable.

Item 4   Ownership
         ---------

         (a)  Amount Beneficially Owned:  2,178,630 shares.
              -------------------------

         (b)  Percent of Class:
              ----------------

         Such 2,178,630 shares are 6.25% of the Issuer's Common Stock based on the 34,571,656 shares reported as outstanding as of October 31, 2001, in the Issuer's Form 10-Q filing with the Securities and Exchange Commission on November 14, 2001, and based on a deemed exercise with respect to the 282,385 shares represented by the warrants held by Quintiles.

         (c)  Number of Shares as to which such Person has:
              --------------------------------------------

              (i)   sole power to vote or to direct the vote:  0

              (ii)  shared power to vote or to direct the vote:  2,178,630

              (iii) sole power to dispose or to direct the disposition of: 0

              (iv) shared power to dispose or to direct the disposition of: 2,178,630


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-------------------------                                -----------------------

  CUSIP No. 584688-10-5          Schedule 13G/A             Page 5 of 6 Pages

-------------------------                                -----------------------

Item 5   Ownership of Five Percent or Less of a Class
         --------------------------------------------

         Not Applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         Not Applicable

Item 7   Identification  and Classification of the Subsidiary Which Acquired
         -------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company
         ------------------------------------------------------------

         Not Applicable

Item 8   Identification and Classification of Members of the Group
         ---------------------------------------------------------

         This Schedule 13G/A is filed jointly by Quintiles and by PharmaBio, a wholly-owned subsidiary of Quintiles.

Item 9   Notice of Dissolution of Group
         ------------------------------

         Not Applicable

Item 10  Certification
         -------------

         Not Applicable


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

                                                QUINTILES TRANSNATIONAL CORP.


                                                By: /s/ John Russell
                                                    ----------------------------
                                                Name:   John Russell
                                                Title:  Executive Vice President


                                                PHARMABIO DEVELOPMENT INC.


                                                By: /s/ Thomas Perkins
                                                    ----------------------------
                                                Name:   Thomas Perkins
                                                Title:  Vice President




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-------------------------                                -----------------------

  CUSIP No. 584688-10-5          Schedule 13G/A             Page 6 of 6 Pages

-------------------------                                -----------------------


                                  EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------
      1                    Joint Filing Agreement between
                           Quintiles Transnational Corp.
                           and PharmaBio Development Inc.*




-----------------------
*Previously filed as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001.